Exhibit 99.1

Global-e Reports Record Fourth Quarter and Full Year Results
for 2025

Quarterly GMV, Revenue, and Adjusted EBITDA results at or above top end of guidance ranges

FY 2025 Adjusted EBITDA increases 41% year-over-year to $198.5 million

PETAH-TIKVA, Israel, February 18, 2026 - Global-e Online Ltd. (Nasdaq: GLBE) the platform powering global direct-to-consumer e-commerce, today reported financial results for the fourth quarter and full year of 2025.

“2025 was another record-breaking year for Global-e, with Q4 being our strongest quarter ever. We surpassed our fourth quarter and annual guidance across all parameters, from top line revenue down to adjusted EBITDA for a very successful finish to the year.  2025 was the first year of the multi-year strategic plan that we outlined in March. Given our performance for 2025 and our outlook for 2026, we are now slightly ahead of our plan and are confident that we will deliver across all metrics,” said Amir Schlachet, Founder and CEO of Global-e. “We continue to win in the market and have a number of exciting initiatives ahead of us, including the continued expansion of our value-added services, driving both growth and efficiency from AI-led technologies, and the launch of Managed Markets 2.0. We are excited about the opportunities and the pipeline that we see ahead of us, as is evident from our 2026 outlook, forecasting revenue growth acceleration to close to 30%, coupled with significant bottom line margin expansion and free cash flow generation.”

Q4 2025 Financial Results

•	GMV[1] in the fourth quarter of 2025 was $2,361 million, an increase of 37.8% year over year

•	Revenue in the fourth quarter of 2025 was $336.7 million, an increase of 28% year over year, of which service fees revenue was $160.9 million and fulfillment services revenue was $175.7 million

•	Non-GAAP gross profit[2] in the fourth quarter of 2025 was $157.5 million, an increase of 30% year over year. GAAP gross profit in the fourth quarter of 2025 was $154.8 million

•	Non-GAAP gross margin[2] in the fourth quarter of 2025 was 46.8%, compared with 46.0% in the fourth quarter of 2024. GAAP gross margin in the fourth quarter of 2025 was 46.0%

•	Adjusted EBITDA[3] in the fourth quarter of 2025 was $87.2 million, an increase of 53% year over year

•	Non-GAAP net profit[4] in the fourth quarter of 2025 was $85.8 million, an increase of 62% year over year. Net profit in the fourth quarter of 2025 was $62.5 million

•	Free Cash Flow in the fourth quarter of 2025 was $216.2 million, an increase of 68% year on year. Net cash from operating activities was $216.6 million

FY 2025 Financial Results

•	GMV[1] for the full year was $6,569 million, an increase of 35% year over year

•	Revenue for the full year was $962.2 million, an increase of 28% year over year, of which service fees revenue was $451.2 million and fulfillment services revenue was $511.0 million

•	Non-GAAP gross profit[2] for the full year was $445.8 million, an increase of 28% year over year. GAAP gross profit for the full year was $436.2 million

•	Non-GAAP gross margin[2] for the full year was 46.3% compared with 46.4% in 2024. GAAP gross margin for the full year was 45.3%

•	Adjusted EBITDA[3] for the full year was $198.5 million, an increase of 41% year on year

•	Non-GAAP net profit[4] for the full year was $192.8 million, an increase of 47% year over year. Net profit for the full year was $68.3 million

•	Free Cash Flow for the full year was $280.7 million, an increase of 68% year on year. Net cash from operating activities was $283.8 million

Recent Business Highlights

•	Shopify’s Managed Markets 2.0 launched for US merchants

•	Developed and launched AI-led internal and go-to-market tools to drive efficient growth

•	Enabled agentic commerce workflows

•	Expanded capabilities and opportunities for duty draw back and duty recovery

•	Completed $72 million of share repurchases in Q4 2025

•	Continued launching brands across geographies and verticals in Q4 2025, including:

o	North American brands such as:

■
Nadine Merabi, the luxury, ready-to-wear woman’s clothing brand; Laura Geller, the renowned US-based cosmetics brand; Popsockets, the consumer electronics accessory company; and Parsel, the popular modular carrying system

o	European brands such as:

■
Three iconic brands of the French SMCP group – Sandro, Maje and Claudie Pierlot; Stella McCartney, the sustainable, ethically minded luxury brand out of Italy; Prusa, the largest maker of 3D printers in Europe; Maison Alaïa, the French global luxury fashion brand, part of the Richemont group; Satisfy Running, the French athletic running brand; Dunhill, the British menswear and accessory brand; and Graff, the well-known high-end British jeweler

o	APAC brands such as:

■
Tuttio, a seller of high-performance e-bikes out of Hong Kong; J&CO, the Singaporean high-quality, affordable jewelry line; Danton, a Japanese fashion brand; Portier, the Australian brand known for their stylish baby carriers; Vestirsi, the Australian brand selling hand-made leather bags; Verish, the trendy  underwear brand from South Korea; Source Unknown, the Korean luxury fashion brand; and Sanrio, the Japanese entertainment brand probably best known for its Hello Kitty character

•	Expanded scope of business with a number of merchants, such as:

o	Logitech - first to launch on our new integration with the TikTok Shop marketplace

o	Zimmermann, the iconic Australian high end women’s fashion brand - now uses Global-e also into the EU and the US

o	Karl Lagerfeld, Pokemon, Tom Ford, Soeur and MarcCain - all added support for additional lanes during the quarter

Q1 2026 and Full Year Outlook

Global-e is introducing first quarter and full year guidance as follows:

	Q1 2026	FY 2026
(in millions)
GMV(1)	$1,705 - $1,745	$8,450 - $8,800
Revenue	$247 - $254	$1,211 - $1,271
Adjusted EBITDA (3)	$46.5 - $49.5	$259 - $284

1 Gross Merchandise Value (GMV) is a key operating metric. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

2 Non-GAAP Gross profit and Non-GAAP gross margin are non-GAAP financial measures. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

3 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric, including the reconciliations to Net Profit (Loss), its most directly comparable GAAP financial measure. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, share-based compensation expenses. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

4 Non-GAAP net profit is a non-GAAP financial measure. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric, including the reconciliations to Net Profit (Loss), its most directly comparable GAAP financial measure.

Conference Call Information:

Global-e will host a conference call at 8:00 a.m. ET on Wednesday, February 18, 2026.
The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free:	1-800-717-1738
International Toll:	1-646-307-1865

A live webcast will also be available in the Investor Relations section of Global-E’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

The press release with the financial results will be accessible on the Company’s Investor Relations website prior to the conference call.

Non-GAAP Financial Measures and Key Operating Metrics

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures and key performance metrics that are not prepared in accordance with GAAP including:

•	Non-GAAP gross profit, which Global-e defines as gross profit adjusted for amortization of acquired intangibles. Non-GAAP gross margin is calculated as Non-GAAP gross profit divided by revenues
•
Adjusted EBITDA, which Global-e defines as net profit (loss) adjusted for income tax expenses (benefit), financial expenses, stock-based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration and acquisition related expenses.

•	Free Cash Flow, which Global-e defines as net cash provided by operating activities less the purchase of property and equipment.
•
Non-GAAP net profit, which Global-e defines as net profit adjusted for stock-based compensation expenses, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration and acquisition related expenses.

•	Non-GAAP net profit per share, which Global-e defines as Non-GAAP net profit divided by GAAP weighted-average shares outstanding, basic and diluted.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

The aforementioned key performance indicators and non-GAAP financial measures are used, in conjunction with GAAP measures, by management and our board of directors to assess our performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, for financial and operational decision-making, to evaluate the effectiveness of Global-e’s business strategies, and as a means to evaluate period-to-period comparisons. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that these non-GAAP financial measures are appropriate measures of operating performance because they remove the impact of certain items that we believe do not directly reflect our core operations, and permit investors to view performance using the same tools that we use to budget, forecast, make operating and strategic decisions, and evaluate historical performance.

Global-e’s definition of Non-GAAP measures may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish these metrics or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Non-GAAP measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

This press release contains estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our future strategy and projected revenue, GMV, Adjusted EBITDA and other future financial and operational results, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets as well as anticipated trends and challenges in our business and the markets in which we operate, are forward-looking statements. As the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Global-e believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, our rapid growth and growth rates in recent periods may not be indicative of future growth; the ability to retain merchants or the GMV generated by such merchants; the ability to retain existing, and attract new merchants; our business acquisitions and ability to effectively integrate acquired businesses; our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platforms to meet those needs; our ability to implement and use artificial intelligence and machine learning technologies successfully; our ability to compete in our industry; our reliance on third-parties, including our ability to realize the benefits of any strategic alliances, joint ventures, or partnership arrangements and to integrate our platforms with third-party platforms; our ability to develop or maintain the functionality of our platforms, including real or perceived errors, failures, vulnerabilities, or bugs in our platforms; our history of net losses; our ability to manage our growth and manage expansion into additional markets; increased attention to ESG matters and our ability to manage such matters; our ability to accommodate increased volumes during peak seasons and events; our ability to effectively expand our marketing and sales capabilities; our expectations regarding our revenue, expenses and operations; our ability to operate internationally; our reliance on third-party services, including third-party providers of cross-docking services and third-party data centers, in our platforms and services and harm to our reputation by our merchants’ or third-party service providers’ unethical business practices; our ability to adapt to changes in mobile devices, systems, applications, or web browsers that may degrade the functionality of our platforms; our operation as a merchant of record for sales conducted using our platform; regulatory requirements and additional fees related to payment transactions through our e-commerce platforms could be costly and difficult to comply with; compliance and third-party risks related to anti-money laundering, anti-corruption, anti-bribery, regulations, economic sanctions and export control laws and import regulations and restrictions; our business’s reliance on the personal importation model;  our ability to securely store personal information of merchants and shoppers; increases in shipping rates; fluctuations in the exchange rate of foreign currencies has impacted and could continue to impact our results of operations; our ability to offer high quality support; our ability to expand the number of merchants using our platforms and increase our GMV and to enhance our reputation and awareness of our platforms; our dependency on the continued use of the internet for commerce; our ability to adapt to emerging or evolving regulatory developments, changing laws, regulations, standards and technological changes related to privacy, data protection, data security and machine learning technology and generative artificial intelligence evolves; the effect of the situation in Ukraine on our business, financial condition and results of operations; our role in the fulfilment chain of the merchants, which may cause third parties to confuse us with the merchants; our ability to establish and protect intellectual property rights; and our use of open-source software which may pose particular risks to our proprietary software technologies; our dependency on our executive officers and other key employees and our ability to hire and retain skilled key personnel, including our ability to enforce non-compete agreements we enter into with our employees; litigation for a variety of claims which we may be subject to; the adoption by merchants of a direct to consumer model; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; our ability to maintain our corporate culture; our ability to maintain an effective system of disclosure controls and internal control over financial reporting; our ability to accurately estimate judgments relating to our critical accounting policies; changes in tax laws or regulations to which we are subject, including the enactment of legislation implementing changes in taxation of international business activities and the adoption of other corporate tax reform policies; requirements to collect sales or other taxes relating to the use of our platforms and services in jurisdictions where we have not historically done so; global events such as war, health pandemics, climate change, macroeconomic events and the recent economic slowdown; risks relating to our ordinary shares, including our share price, the concentration of our share ownership with insiders, our status as a foreign private issuer, provisions of Israeli law and our amended and restated articles of association and actions of activist shareholders; risks related to our incorporation and location in Israel, including risks related to the ongoing war and related hostilities; and the other risks and uncertainties described in Global-e’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 27, 2025 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer e-commerce. The chosen partner of over 1,500 brands and retailers across the United States, EMEA and APAC, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast global e-commerce experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com.

Investor Contact:
Alan Katz
Global-e Investor Relations
IR@global-e.com

Press Contact:
Sarah Schloss
Headline Media
Globale@headline.media
+1 786-233-7684

Global-E Online Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period Ended
	December 31,	December 31,
	2024	2025
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$254,620	$245,860
Short-term deposits	183,475	302,829
Accounts receivable, net	41,171	55,706
Prepaid expenses and other current assets	84,613	126,470
Marketable securities	36,345	74,147
Funds receivable, including cash in banks	122,984	181,650
Total current assets	723,208	986,662
Property and equipment, net	10,440	11,234
Operating lease right-of-use assets	24,429	20,496
Deferred contract acquisition and fulfillment costs, noncurrent	3,787	4,242
Long-term investments and other long-term assets	8,313	11,838
Commercial agreement asset	66,527	531
Goodwill	367,566	375,399
Intangible assets, net	59,212	52,385
Total long-term assets	540,274	476,125
Total assets	$1,263,482	$1,462,787
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$79,559	$91,585
Accrued expenses and other current liabilities	141,551	231,665
Funds payable to Customers	122,984	181,650
Short term operating lease liabilities	4,347	5,053
Total current liabilities	348,441	509,953
Long-term liabilities:
Long term operating lease liabilities	20,510	18,449
Deferred tax liabilities, net	-	286
Other long-term liabilities	1,098	1,415
Total liabilities	$370,049	$530,103

Shareholders’ equity:
Share capital and additional paid-in capital	1,425,317	1,466,231
Accumulated comprehensive income	515	2,800
Accumulated deficit	(532,399)	(536,347)
Total shareholders’ equity	893,433	932,684
Total liabilities and shareholders’ equity	$1,263,482	$1,462,787

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2025	2024	2025
	(Unaudited)			(Unaudited)
Revenue	$262,912	$336,657	$752,764	$962,195
Cost of revenue	144,253	181,809	413,331	525,946
Gross profit	118,659	154,848	339,433	436,249

Operating expenses:
Research and development	28,284	33,064	105,487	122,755
Sales and marketing	70,936	43,842	250,661	190,136
General and administrative	14,257	14,676	51,213	51,688
Total operating expenses	113,477	91,582	407,361	364,579
Operating profit (loss)	5,182	63,266	(67,928)	71,670
Financial expenses, net	6,073	916	11,465	1,171
Profit (loss) before income taxes	(891)	62,350	(79,393)	70,499
Income taxes (benefit) expenses	(2,400)	(102)	(3,845)	2,229
Net profit (loss) attributable to ordinary shareholders	$1,509	$62,452	$(75,548)	$68,270
Net profit (loss) per share attributable to ordinary shareholders, basic	$0.01	$0.37	$(0.45)	$0.40
Net profit (loss) per share attributable to ordinary shareholders, diluted	$0.01	$0.35	$(0.45)	$0.39
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic	168,419,800	170,143,127	167,323,350	169,893,221
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, diluted	175,674,929	176,074,208	167,323,350	175,987,463

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2025	2024	2025
	(Unaudited)			(Unaudited)
Operating activities
Net profit (loss)	$1,509	$62,452	$(75,548)	$68,270
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation	547	611	2,131	2,323
Share-based compensation expense	9,538	10,171	39,158	39,345
Commercial agreement asset	37,433	8,026	148,594	65,996
Amortization of intangible assets	4,402	5,034	18,812	18,660
Unrealized loss (gain) on foreign currency	3,554	(2,311)	4,468	(10,982)
Changes in accrued interest and exchange rate on short-term deposits	(1,373)	(371)	(1,329)	(3,146)
Accounts receivable	15,924	(22,083)	(13,330)	(14,374)
Prepaid expenses and other assets	(24,164)	(29,508)	(18,019)	(35,994)
Funds receivable	8,726	(577)	(3,205)	(6,714)
Long-term receivables	415	215	751	(391)
Funds payable to customers	2,564	74,439	11,752	58,667
Operating lease ROU assets	991	982	3,691	3,976
Deferred contract acquisition costs	(322)	(283)	(1,382)	(688)
Accounts payable	37,176	35,230	28,617	11,979
Accrued expenses and other liabilities	35,945	75,456	34,272	88,689
Deferred taxes	(2,592)	(436)	(6,507)	(436)
Operating lease liabilities	(987)	(471)	(3,533)	(1,398)
Net cash provided by (used in) operating activities	129,286	216,576	169,393	283,782
Investing activities
Investment in marketable securities	(18,331)	(16,218)	(21,128)	(39,502)
Proceeds from marketable securities	2,028	684	4,988	3,950
Purchases of short-term investments	(74,001)	(140,800)	(265,754)	(422,478)
Purchases of long-term investments	(307)	(3,002)	(1,459)	(3,136)
Proceeds from short-term investments	22,298	81,000	180,548	301,316
Proceeds from long-term investments	24	-	24	-
Purchases of property and equipment	(482)	(396)	(2,335)	(3,099)
Payments for business combinations, net of cash acquired	-	-	-	(17,757)
Net cash provided by (used in) investing activities	(68,771)	(78,732)	(105,116)	(180,706)
Financing activities
Exercise of Warrants to ordinary shares	3	-	5	-
Repurchase of shares	-	(72,217)	-	(72,217)
Proceeds from exercise of share options	1,632	408	3,271	1,392
Net cash provided by (used in) financing activities	1,635	(71,809)	3,276	(70,825)
Exchange rate differences on balances of cash, cash equivalents and restricted cash	(3,554)	2,311	(4,468)	10,982
Net increase (decrease) in cash, cash equivalents, and restricted cash	58,596	68,346	63,085	43,233
Cash and cash equivalents and restricted cash—beginning of period	273,086	306,569	268,597	331,682
Cash and cash equivalents and restricted cash—end of period	$331,682	$374,915	$331,682	$374,915

Global-E Online Ltd.
SELECTED OTHER DATA
(In thousands)

	Three Months Ended				Year Ended
	December 31,				December 31,
	2024		2025		2024		2025
	(Unaudited)				(Unaudited)
Key performance metrics
Gross Merchandise Value	1,712,903		2,360,577		4,857,970		6,569,148
Adjusted EBITDA (a)	57,102		87,234		140,767		198,529

Revenue by Category
Service fees	117,268	45%	160,914	48%	350,311	47%	451,205	47%
Fulfillment services	145,644	55%	175,743	52%	402,453	53%	510,990	53%
Total revenue	$262,912	100%	$336,657	100%	$752,764	100%	$962,195	100%

Revenue by merchant outbound region
United States	146,250	56%	176,540	52%	399,596	53%	507,094	53%
United Kingdom	55,807	21%	63,211	19%	182,904	24%	193,959	20%
European Union	44,469	17%	61,596	18%	125,547	17%	175,568	18%
Israel	1,671	1%	1,721	1%	2,746	0%	3,748	0%
Other	14,715	5%	33,589	10%	41,971	6%	81,826	9%
Total revenue	$262,912	100%	$336,657	100%	$752,764	100%	$962,195	100%

(a)	See reconciliation to adjusted EBITDA table

Global-E Online Ltd.
RECONCILIATION TO Non-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2025	2024	2025
	(Unaudited)
Gross Profit	118,659	154,848	339,433	436,249

Amortization of acquired intangibles included in cost of revenue	2,198	2,630	9,994	9,511
Non-GAAP gross profit	120,857	157,478	349,427	445,760

Global-E Online Ltd.
RECONCILIATION TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2025	2024	2025
	(Unaudited)
Net profit (loss)	1,509	62,452	(75,548)	68,270
Income tax (benefit) expenses	(2,400)	(102)	(3,845)	2,229
Financial expenses, net	6,073	916	11,465	1,171
Stock-based compensation:
Cost of revenue	275	256	929	1,044
Research and development	4,153	4,520	17,291	17,325
Selling and marketing	1,528	1,671	5,836	6,386
General and administrative	3,582	3,724	15,102	14,590
Total stock-based compensation	9,538	10,171	39,158	39,345

Depreciation and amortization	547	611	2,131	2,323

Commercial agreement asset amortization	37,433	8,026	148,594	65,996

Amortization of acquired intangibles	4,402	5,034	18,812	18,660

Merger related to contingent consideration	-	126	-	210

Acquisition related expenses	-	-	-	325

Adjusted EBITDA	57,102	87,234	140,767	198,529

Global-E Online Ltd.
RECONCILIATION TO  FREE CASH FLOW
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2025	2024	2025
	(Unaudited)		(Unaudited)
Net cash (used in) provided by operating activities	129,286	216,576	169,393	283,782
Purchase of property and equipment	(482)	(396)	(2,335)	(3,099)
Free Cash Flow	128,804	216,180	167,058	280,683

Global-E Online Ltd.
RECONCILIATION TO NON-GAAP NET PROFIT AND NON-GAAP NET PROFIT PER SHARE
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2024	2025	2024	2025
	(Unaudited)
Net profit (loss)	$1,509	$62,452	$(75,548)	$68,270
Stock-based compensation	9,538	10,171	39,158	39,345
Commercial agreement asset amortization	37,433	8,026	148,594	65,996
Amortization of acquired intangibles	4,402	5,034	18,812	18,660
Merger related to contingent consideration	-	126	-	210
Acquisition related expenses	-	-	-	325
Non-GAAP net profit	$52,882	$85,809	$131,016	$192,806

Non-GAAP net profit per share, basic	$0.31	$0.50	$0.78	$1.13
Non-GAAP net profit per share, diluted	$0.30	$0.49	$0.75	$1.10
Weighted-average shares used in computing Non-GAAP net profit per share attributable to ordinary shareholders, basic	168,419,800	170,143,127	167,323,350	169,893,221
Weighted-average shares used in computing Non-GAAP net profit per share attributable to ordinary shareholders, diluted	175,674,929	176,074,208	174,500,842	175,987,463